July 6, 2006

Mail Stop 4561

Christina A. Gold
Chief Executive Officer
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

      Re:	The Western Union Company
		Registration Statement on Form 10
      Filed June 8, 2006
		File No.  001-32903

Dear Ms. Gold:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note that First Data will be adjusting the price of certain options and restricted stock and that Western Union will be issuing new options and restricted stock. Please confirm that all such holders will receive a copy of the information statement and tell us how Western Union`s issuance of options and stock will be exempt from registration under the Securities Act. To the extent you intend to rely on registration of the underlying or restricted shares on Form
S-8, please tell us how you qualify for use of this form (including with regard to employees of other First Data subsidiaries that are not subsidiaries of you).
2. We note from page 34 that First Data intends to obtain a legal opinion regarding the tax-free nature of the spin-off and an opinion regarding your solvency under state law. Please consider annexing these opinions to your registration statement. In any event, please discuss the solvency opinion thoroughly in the body of your disclosure, including applicable analyses used by the expert to arrive at its conclusion.

Summary, page 1

Our Company, page 1
3. Where you disclose the number of agent locations, please make it clear that not all locations were active in the most recent period and break out the number of active locations.

Questions and Answers About the Spin-off, page 6
4. Please explain how First Data determined the amount Western Union will be required to pay to First Data ($3.6 billion) and describe on page 36 the factors that could impact this amount. Also, if you incur debt or receive a debt rating prior to effectiveness, please revise your disclosure accordingly.
5. Please discuss briefly the settlement of intercompany notes and balances. Indicate specifically whether the settlement of notes owed by First Data includes $547.3 million in foreign earnings and discuss briefly here-and in detail in your business section-how you intend to reinvest them in your foreign operations and over what time period.
6. Please explain how fractional shares will be treated in the spin-off and, in the event that fractional shares will not be issued but will be sold for the benefit of shareholders, how the sale of such shares will conform to the requirements of Staff Legal Bulleting No.
4.


Risk Factors, page 14
7. Please omit from the italicized information the disclaimer regarding unknown risks.
8. Where relevant, and only to the extent material, please discuss risk related to:

* operating a less diversified business;
* separation agreements negotiated by related parties;
* conflicts of interest between you and First Data and First Data`s payment processing customers;
* reduction in the number of banks willing to work with money-servicing firms; and
* your reliance on a relatively small number of agents (40) for half of your revenue. Please disclose specifically whether you rely on any one agent (or groups of agents under common control) for 10% or more of your revenue.

Risks Relating to the Spin-Off, page 14

Regulators may impose..., page 18
9. Please identify any federal regulatory agencies-other than the Securities and Exchange Commission-with which you may be making filings in connection with the spin-off.

Risks Relating to Our Business and Industry, page 18

Unfavorable resolution of tax..., page 21
10. Please quantify the risk using reasonable assumptions. Also, here or wherever relevant, please discuss risk related to your liability for value-added taxes outside the U.S.

Western Union has been the subject of class-action litigation..., page 22
11. Please disclose amounts accrued for these liabilities. Also, please expand your disclosure to cover your potential liability for additional escheats. From note 12 to your financial statements, it appears that you expect to complete your internal review of escheat practices this year.



Unaudited Pro Forma Combined Financial Statements, page 38

12. Please tell us how you considered the guarantees provided to First Data in connection with your separation, disclosed in page 81, in determining whether you should reflect the fair value of such guarantees in your pro forma combined financial statements. Refer to
FIN 45.

13. We note that your pro forma statements of income do not reflect adjustments for additional costs associated with operating as a standalone company. Your pro forma statements of income should reflect expenses which represent management`s best estimate of factually supportable costs had the transaction occurred as of the beginning of the year presented rather than just contractual obligations. Please advise us how you have considered the additional costs associated with operating as a standalone company for inclusion as a pro forma adjustment in light of the criteria in Article 11 of
Regulation S-X. The information should clarify that it is forward looking and material assumptions should be explained in the note. The limitations of the pro forma information should be explained.
14. Please revise to describe all material nonrecurring charges or credits and related tax effects not included in your pro forma statements of income but which will be included in net income within
12 months following this transaction and clearly indicate that these items were not included.

Notes to Unaudited Pro Forma Combined Financial Statements

Note (b), page 42
15. We note that you expect to enter into borrowing arrangements in connection with the separation. Please clarify to us, and disclose in the next amendment, if you have a commitment from the applicable lender(s) related to these borrowings and the interest rates you expect to incur. If you do not currently have a commitment, please confirm to us that you will obtain a commitment and revise your disclosure accordingly in a pre-effective amendment.

Note (c), page 42
16. We note that your adjustment to reflect the tax effect of the pro forma adjustments assumes an income tax rate of 36% and 34.4% for the year ended December 31, 2005 and the period ended March 31, 2006, respectively. We also note that your effective tax rate was 31.1% for the year ended December 31, 2005. Refer to page F-21. Please expand your disclosure to explain the estimates and assumptions used in determining your effective rate and income tax benefit associated with your pro forma adjustments.

Note (i), page 42
17. Please revise to describe and quantify the significant components of your assumption of certain tax and employee-related liabilities.


Management`s Discussion and Analysis..., page 45
18. We note from recent reports that the average cost to send money through services like yours has fallen significantly since 2000.
Please discuss current pricing trends for your services, the impact on recent results and your expectations going forward.

Components of Revenue and Expenses, page 48
19. Please define other income (expenses), net.
20. Please disclose whether interest on money held for transfer is subject to escheat.

Results of Operations, page 49
21. Net of the Vigo contribution, it appears that transaction fee revenue has grown progressively slower since 2004. Please discuss this apparent trend.
22. We note your disclosure on page 70 that revenues and operating income tend to be affected by seasonal trends. Tell us how you considered Instruction 5 to paragraph (b) of Item 303 of Regulation
S-K and the materiality of such seasonal fluctuations in evaluating whether you should provide further discussion of such trends in MD&A.
23. Please revise to further explain the reasons for the fluctuation in employee incentive compensation during 2004, 2005 and the interim periods during 2006. Refer to page 51.

Segment Discussion

Transaction fees and foreign exchange revenue, page 54
24. We note that your disclosure lacks a discussion of foreign exchange revenue. Please revise your disclosure to further explain how you evaluate the income generated from the spread in exchange rates (i.e. the difference between the retail exchange rates offered to consumers and the wholesale rates available to you) in evaluating the impact on overall revenue growth and operating income. For instance, we note that the growth in foreign exchange revenue contributes to a significant portion of your overall revenue growth for your consumer-to-consumer segment and substantially all of the growth in operating income for the period ended March 31, 2006.

Capital Resources and Liquidity, page 57
25. Refer to the top of page 58, where you disclose that your significant cash flow will enable you to invest in expanding your business despite your debt obligations following the spin-off. Please disclose the assumptions underlying this assertion and quantify the cash you expect to use to invest in expanding your business.
26. Where relevant, please discuss your pension plan obligations. Refer to note 10 to your financial statements.

Cash and Cash Equivalents, page 58
27. Cash Flows from Investing Activities. Please explain in more detail the significant increases in contract costs and property purchases in the first quarter of 2006. Also, with respect to the $140 million loan to one of your agents, please disclose its terms in more detail and tell us why it does not constitute a material contract for purposes of Item 601 of Regulation S-K or a related party transaction.

Our Business, page 65
28. Please tell us whether you do business in any of the following countries: Cuba, Iran, North Korea, Sudan and Syria. We may have further comment.
29. Please provide the disclosure required by Items 101(d) and 102 of
Regulation S-K.

Our Strengths, page 66
30. Strong relationships with high quality agents and businesses. Please disclose how many "billers" you have and how much of your revenue your top 20 billers account for.
31. Attractive financial profile. Please expand the disclosure in this paragraph to include items that could materially restrict growth going forward, including, without limitation, the amount of debt you expect to incur and related debt payments, increased overhead costs and loss of borrowing power, and tax risk related to your international operations.






Our Strategy, page 68
32. Build our brands and enhance our consumers` experience.
Please
explain what you mean by consumer-to-consumer pricing adjustments. If you are referring to price cuts, please quantify.

Consumer-to-Consumer Segment, page 70
33. Where relevant, please discuss liability for lost payments in both of your business segments.
34. Industry Trends.   Please provide support for the statistics
cited in this section.

Consumer-to-Business Segment, page 73
35. With respect to your Equity Accelerator product, please disclose whether you are subject to any laws applicable to mortgage brokers or lenders.

Regulation, page 76
36. Please disclose whether you are subject to regulations related to illegal immigration.

Our Relationship with First Data After the Spin-Off, page 79
37. Please clarify the final bullet point on page 79. Do you mean to suggest that First Data will use funds supplied by you to satisfy obligations related to your operations?

Transition Services, page 83
38. Please explain how the services will be priced and disclose the cost allocated to you for such services in the most recent fiscal year. We have the same comment with respect to the other spin-off agreements discussed on page 87.

Existing Agreement, page 87
39. Please disclose when these agreements were first executed and explain briefly how they will be amended to accommodate the spin-off.




Subleases, page 88
40. Please disclose when these leases are subject to renewal or, with respect to anticipated new leases, how the leases will be priced.

Management, page 89
41. With respect to Messrs. Cole, Ersek, Schlapbach and Thomas, please describe in more detail prior positions held at First Data within the last five years.

Executive Compensation, page 95
42. With respect to the LTIP payouts, please explain what you mean by the term "banked." Also, where relevant, please provide the tabular information required by Item 402(e) of Regulation S-K.

Employment Agreement, page 98
43. Please discuss the severance (in the event of termination without cause) and any non-compete terms in more detail. If the agreement has no termination date, please make this clear.

Executive Severance Plan, page 98
44. Please discuss the anticipated benefits of this plan in more detail, to the extent known, and define change in control.

Ownership of Our Stock, page 104
45. If true, please make it clear in your notes that the number of First Data shares and options subject to replacement and conversion will not necessarily equal the number of Western Union shares and options to be issued to each holder upon completion of the spin-off.

Certain Relationships and Related Party Transactions, page 107
46. Please omit the cross reference and include in this section all disclosure required by Item 404 of Regulation S-K.





Financial Statements

Note 2. Summary of Significant Accounting Policies

Other Intangible Assets, page F-11
47. Please advise us and revise your disclosure to clarify the types of costs incurred associated with establishing both new agent contracts and renewal costs associated with existing agent contracts.
Please cite the relevant accounting literature that supports your policy for capitalizing these costs. In addition, please tell us how you considered the guidance in EITF 01-9 in determining the appropriate classification in your statements of income.

Loyalty Program, page F-12
48. Please disclose the amounts associated with your loyalty program and where such amounts are recorded in your financial statements. In addition, since costs associated with earned points are recognized based on expected redemption rates, please further explain how you determine the allocation between discounts and merchandise in determining the appropriate classification as a reduction in revenue or as selling, general and administrative expense.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;


* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amanda Sledge at 202-551-3473 or Josh
Forgione,
Assistant Chief Accountant, at 202-551-3431 if you have questions regarding comments on the financial statements and related
matters.
Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-
3852
with any other questions.

Sincerely,



Elaine Wolff
Branch Chief


cc:	Scott Williams (via facsimile, 312.853.7036)
	SIDLEY AUSTIN



Christina A. Gold
The Western Union Company
July 6, 2006
Page 10